January 23, 2025

Eun (Angela) Nam
Chief Financial Officer and Chief Accounting Officer
FTAI Aviation Ltd.
415 West 13th Street, 7th Floor
New York, NY 10014

       Re: FTAI Aviation Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-37386
Dear Eun (Angela) Nam:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services